Filed Pursuant to Rule 253(g)(2)

File No. 024-11530

Fundrise Midland Opportunistic REIT, LLC

SUPPLEMENT NO. 9 DATED October 29, 2021

TO THE OFFERING CIRCULAR DATED July 30, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Midland Opportunistic REIT, LLC (“we”, “our” or “us”), dated July 30, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 5, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

  Declaration of dividend.

Declaration of Dividend

On October 27, 2021, the Manager of the Company declared a daily distribution of $0.0013013699 per share (the “November 2021 Daily Distribution Amount”) (which equates to approximately 3.57% on an annualized basis calculated at the current rate, assuming a $13.29 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on November 1, 2021 and ending on November 30, 2021 (the “November 2021 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the November 2021 Distribution Period and the distributions are scheduled to be paid prior to January 21, 2022. While the Company's Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.